EXHIBIT 99.2

Q2

Supplementary Financial Information

Second Quarter 2013

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE (1)
Consolidated Operational Data (2)

	Q2	Q2				YTD	YTD
($ millions of Canadian dollars, except per share amounts) (unaudited)	2013	2012	$ change	% change		2013	2012	$ change	% change
Operating revenues	5,000	4,925	75	1.5%		9,919	9,835	84	0.9%
Operating costs (A)	(2,865)	(2,819)	(46)	(1.6%)		(5,745)	(5,734)	(11)	(0.2%)
Post-employment benefit plans service cost	(69)	(62)	(7)	(11.3%)		(146)	(128)	(18)	(14.1%)
EBITDA (3)	2,066	2,044	22	1.1%		4,028	3,973	55	1.4%
EBITDA margin (4)	41.3%	41.5%		(0.2	) pts	40.6%	40.4%		0.2	pts
Severance, acquisition and other costs	(28)	(20)	(8)	(40.0%)		(61)	(39)	(22)	(56.4%)
Depreciation	(681)	(666)	(15)	(2.3%)		(1,356)	(1,312)	(44)	(3.4%)
Amortization	(161)	(178)	17	9.6%		(324)	(359)	35	9.7%
Finance costs
Interest expense	(228)	(209)	(19)	(9.1%)		(449)	(416)	(33)	(7.9%)
Interest on post-employment benefit obligations	(38)	(33)	(5)	(15.2%)		(75)	(66)	(9)	(13.6%)
Other (expense) income	(63)	55	(118)	n.m.		17	34	(17)	(50.0%)
Earnings before income taxes	867	993	(126)	(12.7%)		1,780	1,815	(35)	(1.9%)
Income taxes	(196)	(157)	(39)	(24.8%)		(437)	(348)	(89)	(25.6%)
Net earnings	671	836	(165)	(19.7%)		1,343	1,467	(124)	(8.5%)
Net earnings attributable to:
Common shareholders	571	732	(161)	(22.0%)		1,137	1,263	(126)	(10.0%)
Preferred shareholders	33	34	(1)	(2.9%)		66	69	(3)	(4.3%)
Non-controlling interest	67	70	(3)	(4.3%)		140	135	5	3.7%
Net earnings	671	836	(165)	(19.7%)		1,343	1,467	(124)	(8.5%)
Net earnings per common share - basic	$0.74	$0.94	$(0.20)	(21.3%)		$1.47	$1.63	$(0.16)	(9.8%)
Net earnings per common share - diluted	$0.74	$0.94	$(0.20)	(21.3%)		$1.47	$1.63	$(0.16)	(9.8%)

Dividends per common share	$0.5825	$0.5425	$0.040	7.4%		$1.1650	$1.0850	$0.080	7.4%
Average number of common shares outstanding - basic (millions)	775.9	773.7				775.8	774.0
Average number of common shares outstanding - diluted (millions)	776.6	774.0				776.5	774.4
Number of common shares outstanding (millions)	775.9	773.9				775.9	773.9

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	571	732	(161)	(22.0%)		1,137	1,263	(126)	(10.0%)
Severance, acquisition and other costs	21	15	6	40.0%		44	29	15	51.7%
Net gains on investments	(1)	-	(1)	n.m.		(3)	(8)	5	62.5%
Premiums on early redemption of debt	3	-	3	n.m.		15	-	15	n.m.
Adjusted net earnings attributable to common shareholders (3)	594	747	(153)	(20.5%)		1,193	1,284	(91)	(7.1%)
Impact on net earnings per share	$0.03	$0.03	$-	0.0%		$0.07	$0.03	$0.04	n.m.
Adjusted EPS (3)	$0.77	$0.97	$(0.20)	(20.6%)		$1.54	$1.66	$(0.12)	(7.2%)

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information – Second Quarter 2013 Page 2

BCE
Consolidated Operational Data – Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	YTD 2013	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Operating revenues	9,919	5,000	4,919	19,978	5,161	4,982	4,925	4,910
Operating costs (A)	(5,745)	(2,865)	(2,880)	(11,865)	(3,205)	(2,926)	(2,819)	(2,915)
Post-employment benefit plans service cost	(146)	(69)	(77)	(225)	(60)	(37)	(62)	(66)
EBITDA	4,028	2,066	1,962	7,888	1,896	2,019	2,044	1,929
EBITDA margin	40.6%	41.3%	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%
Severance, acquisition and other costs	(61)	(28)	(33)	(133)	(69)	(25)	(20)	(19)
Depreciation	(1,356)	(681)	(675)	(2,678)	(693)	(673)	(666)	(646)
Amortization	(324)	(161)	(163)	(714)	(175)	(180)	(178)	(181)
Finance costs
Interest expense	(449)	(228)	(221)	(865)	(224)	(225)	(209)	(207)
Interest on post-employment benefit obligations	(75)	(38)	(37)	(131)	(32)	(33)	(33)	(33)
Other income (expense)	17	(63)	80	269	243	(8)	55	(21)
Earnings before income taxes	1,780	867	913	3,636	946	875	993	822
Income taxes	(437)	(196)	(241)	(760)	(181)	(231)	(157)	(191)
Net earnings	1,343	671	672	2,876	765	644	836	631
Net earnings attributable to:
Common shareholders	1,137	571	566	2,456	666	527	732	531
Preferred shareholders	66	33	33	139	34	36	34	35
Non-controlling interest	140	67	73	281	65	81	70	65
Net earnings	1,343	671	672	2,876	765	644	836	631

Net earnings per common share - basic	$1.47	$0.74	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69
Net earnings per common share - diluted	$1.47	$0.74	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69

Dividends per common share	$1.1650	$0.5825	$0.5825	$2.2200	$0.5675	$0.5675	$0.5425	$0.5425
Average number of common shares outstanding - basic (millions)	775.8	775.9	775.7	774.3	775.0	774.2	773.7	774.3
Average number of common shares outstanding - diluted (millions)	776.5	776.6	776.3	774.6	775.4	774.8	774.0	774.7
Number of common shares outstanding (millions)	775.9	775.9	775.9	775.4	775.4	774.6	773.9	773.6

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,137	571	566	2,456	666	527	732	531
Severance, acquisition and other costs	44	21	23	94	46	19	15	14
Net gains on investments	(3)	(1)	(2)	(256)	(248)	-	-	(8)
Premiums on early redemption of debt	15	3	12	-	-	-	-	-
Adjusted net earnings attributable to common shareholders	1,193	594	599	2,294	464	546	747	537
Impact on net earnings per share	$0.07	$0.03	$0.04	$(0.21)	$(0.26)	$0.02	$0.03	$-

Adjusted EPS	$1.54	$0.77	$0.77	$2.96	$0.60	$0.70	$0.97	$0.69

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information – Second Quarter 2013 Page 3

BCE (1)
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2013	Q2 2012	$ change	% change		YTD 2013	YTD 2012	$ change	% change
Revenues
Bell Wireline	2,506	2,528	(22)	(0.9%)		5,014	5,107	(93)	(1.8%)
Bell Wireless	1,442	1,368	74	5.4%		2,851	2,694	157	5.8%
Bell Media	559	534	25	4.7%		1,072	1,046	26	2.5%
Inter-segment eliminations	(83)	(89)	6	6.7%		(165)	(172)	7	4.1%
Total Bell	4,424	4,341	83	1.9%		8,772	8,675	97	1.1%
Bell Aliant	691	687	4	0.6%		1,375	1,369	6	0.4%
Inter-segment eliminations	(115)	(103)	(12)	(11.7%)		(228)	(209)	(19)	(9.1%)
Total BCE	5,000	4,925	75	1.5%		9,919	9,835	84	0.9%
Operating costs
Bell Wireline	(1,527)	(1,520)	(7)	(0.5%)		(3,077)	(3,096)	19	0.6%
Bell Wireless	(833)	(809)	(24)	(3.0%)		(1,657)	(1,611)	(46)	(2.9%)
Bell Media	(403)	(383)	(20)	(5.2%)		(818)	(814)	(4)	(0.5%)
Inter-segment eliminations	83	89	(6)	(6.7%)		165	172	(7)	(4.1%)
Total Bell	(2,680)	(2,623)	(57)	(2.2%)		(5,387)	(5,349)	(38)	(0.7%)
Bell Aliant	(369)	(361)	(8)	(2.2%)		(732)	(722)	(10)	(1.4%)
Inter-segment eliminations	115	103	12	11.7%		228	209	19	9.1%
Total BCE	(2,934)	(2,881)	(53)	(1.8%)		(5,891)	(5,862)	(29)	(0.5%)
EBITDA
Bell Wireline	979	1,008	(29)	(2.9%)		1,937	2,011	(74)	(3.7%)
Margin	39.1%	39.9%		(0.8	) pts	38.6%	39.4%		(0.8	) pts
Bell Wireless	609	559	50	8.9%		1,194	1,083	111	10.2%
Margin	42.2%	40.9%		1.3	pts	41.9%	40.2%		1.7	pts
Bell Media	156	151	5	3.3%		254	232	22	9.5%
Margin	27.9%	28.3%		(0.4	) pts	23.7%	22.2%		1.5	pts
Total Bell	1,744	1,718	26	1.5%		3,385	3,326	59	1.8%
Margin	39.4%	39.6%		(0.2	) pts	38.6%	38.3%		0.3	pts
Bell Aliant	322	326	(4)	(1.2%)		643	647	(4)	(0.6%)
Margin	46.6%	47.5%		(0.9	) pts	46.8%	47.3%		(0.5	) pts
Total BCE	2,066	2,044	22	1.1%		4,028	3,973	55	1.4%
Margin	41.3%	41.5%		(0.2	) pts	40.6%	40.4%		0.2	pts
Capital expenditures
Bell Wireline	523	586	63	10.8%		983	1,118	135	12.1%
Capital Intensity (5)	20.9%	23.2%		2.3	pts	19.6%	21.9%		2.3	pts
Bell Wireless	134	172	38	22.1%		256	308	52	16.9%
Capital Intensity	9.3%	12.6%		3.3	pts	9.0%	11.4%		2.4	pts
Bell Media	16	18	2	11.1%		28	30	2	6.7%
Capital Intensity	2.9%	3.4%		0.5	pts	2.6%	2.9%		0.3	pts
Total Bell	673	776	103	13.3%		1,267	1,456	189	13.0%
Capital Intensity	15.2%	17.9%		2.7	pts	14.4%	16.8%		2.4	pts
Bell Aliant	157	176	19	10.8%		285	313	28	8.9%
Capital Intensity	22.7%	25.6%		2.9	pts	20.7%	22.9%		2.2	pts
Total BCE	830	952	122	12.8%		1,552	1,769	217	12.3%
Capital Intensity	16.6%	19.3%		2.7	pts	15.6%	18.0%		2.4	pts

BCE Supplementary Financial Information – Second Quarter 2013 Page 4

BCE
Segmented Data – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Revenues
Bell Wireline	5,014	2,506	2,508	10,220	2,608	2,505	2,528	2,579
Bell Wireless	2,851	1,442	1,409	5,586	1,458	1,434	1,368	1,326
Bell Media	1,072	559	513	2,183	591	546	534	512
Inter-segment eliminations	(165)	(83)	(82)	(344)	(80)	(92)	(89)	(83)
Total Bell	8,772	4,424	4,348	17,645	4,577	4,393	4,341	4,334
Bell Aliant	1,375	691	684	2,761	694	698	687	682
Inter-segment eliminations	(228)	(115)	(113)	(428)	(110)	(109)	(103)	(106)
Total BCE	9,919	5,000	4,919	19,978	5,161	4,982	4,925	4,910

Operating costs
Bell Wireline	(3,077)	(1,527)	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
Bell Wireless	(1,657)	(833)	(824)	(3,471)	(979)	(881)	(809)	(802)
Bell Media	(818)	(403)	(415)	(1,622)	(419)	(389)	(383)	(431)
Inter-segment eliminations	165	83	82	344	80	92	89	83
Total Bell	(5,387)	(2,680)	(2,707)	(11,049)	(2,995)	(2,705)	(2,623)	(2,726)
Bell Aliant	(732)	(369)	(363)	(1,469)	(380)	(367)	(361)	(361)
Inter-segment eliminations	228	115	113	428	110	109	103	106
Total BCE	(5,891)	(2,934)	(2,957)	(12,090)	(3,265)	(2,963)	(2,881)	(2,981)
EBITDA
Bell Wireline	1,937	979	958	3,920	931	978	1,008	1,003
Margin	38.6%	39.1%	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%
Bell Wireless	1,194	609	585	2,115	479	553	559	524
Margin	41.9%	42.2%	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
Bell Media	254	156	98	561	172	157	151	81
Margin	23.7%	27.9%	19.1%	25.7%	29.1%	28.8%	28.3%	15.8%
Total Bell	3,385	1,744	1,641	6,596	1,582	1,688	1,718	1,608
Margin	38.6%	39.4%	37.7%	37.4%	34.6%	38.4%	39.6%	37.1%
Bell Aliant	643	322	321	1,292	314	331	326	321
Margin	46.8%	46.6%	46.9%	46.8%	45.2%	47.4%	47.5%	47.1%
Total BCE	4,028	2,066	1,962	7,888	1,896	2,019	2,044	1,929
Margin	40.6%	41.3%	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%
Capital expenditures
Bell Wireline	983	523	460	2,193	561	514	586	532
Capital Intensity	19.6%	20.9%	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Bell Wireless	256	134	122	637	177	152	172	136
Capital Intensity	9.0%	9.3%	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Bell Media	28	16	12	93	41	22	18	12
Capital Intensity	2.6%	2.9%	2.3%	4.3%	6.9%	4.0%	3.4%	2.3%
Total Bell	1,267	673	594	2,923	779	688	776	680
Capital Intensity	14.4%	15.2%	13.7%	16.6%	17.0%	15.7%	17.9%	15.7%
Bell Aliant	285	157	128	592	135	144	176	137
Capital Intensity	20.7%	22.7%	18.7%	21.4%	19.5%	20.6%	25.6%	20.1%
Total BCE	1,552	830	722	3,515	914	832	952	817
Capital Intensity	15.6%	16.6%	14.7%	17.6%	17.7%	16.7%	19.3%	16.6%

BCE Supplementary Financial Information – Second Quarter 2013 Page 5

Bell Wireline (1) (2)

	Q2	Q2			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012	% change		2013	2012	% change
Bell Wireline
Local & access (A)	632	680	(7.1%)		1,278	1,373	(6.9%)
Long distance	183	206	(11.2%)		367	418	(12.2%)
Data (A)	1,456	1,400	4.0%		2,889	2,822	2.4%
Equipment & other (A)	153	163	(6.1%)		317	335	(5.4%)
Total external revenues	2,424	2,449	(1.0%)		4,851	4,948	(2.0%)
Inter-segment revenues	82	79	3.8%		163	159	2.5%
Total Bell Wireline operating revenues	2,506	2,528	(0.9%)		5,014	5,107	(1.8%)
Operating costs	(1,527)	(1,520)	(0.5%)		(3,077)	(3,096)	0.6%
EBITDA	979	1,008	(2.9%)		1,937	2,011	(3.7%)
EBITDA Margin	39.1%	39.9%	(0.8	) pts	38.6%	39.4%	(0.8	) pts

Capital expenditures	523	586	10.8%		983	1,118	12.1%
Capital Intensity	20.9%	23.2%	2.3	pts	19.6%	21.9%	2.3	pts
Local
Network access services (NAS)
Residential	2,774,667	3,111,883	(10.8%)		2,774,667	3,111,883	(10.8%)
Business	2,650,824	2,766,006	(4.2%)		2,650,824	2,766,006	(4.2%)
Total	5,425,491	5,877,889	(7.7%)		5,425,491	5,877,889	(7.7%)
Network access service net (losses)/activations
Residential	(82,090)	(93,119)	11.8%		(165,647)	(164,238)	(0.9%)
Business	(28,912)	(34,118)	15.3%		(53,801)	(59,529)	9.6%
Total	(111,002)	(127,237)	12.8%		(219,448)	(223,767)	1.9%
Internet
High Speed Internet net activations (losses)	3,901	(664)	n.m.		5,832	11,729	(50.3%)
High Speed Internet subscribers EOP	2,121,075	2,103,528	0.8%		2,121,075	2,103,528	0.8%
TV
Net subscriber activations	25,605	16,758	52.8%		39,576	34,381	15.1%
Fibe TV	50,555	38,477	31.4%		98,018	71,920	36.3%
Total subscribers EOP	2,195,559	2,128,433	3.2%		2,195,559	2,128,433	3.2%
Fibe TV	346,316	158,324	n.m.		346,316	158,324	n.m.

(A)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.
n.m. : not meaningful

BCE Supplementary Financial Information – Second Quarter 2013 Page 6

Bell Wireline – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireline
Local & access	1,278	632	646	2,688	649	666	680	693
Long distance	367	183	184	801	191	192	206	212
Data	2,889	1,456	1,433	5,666	1,453	1,391	1,400	1,422
Equipment & other	317	153	164	750	237	178	163	172
Total external revenues	4,851	2,424	2,427	9,905	2,530	2,427	2,449	2,499
Inter-segment revenues	163	82	81	315	78	78	79	80
Total Bell Wireline operating revenues	5,014	2,506	2,508	10,220	2,608	2,505	2,528	2,579
Operating costs	(3,077)	(1,527)	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
EBITDA	1,937	979	958	3,920	931	978	1,008	1,003
EBITDA Margin	38.6%	39.1%	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%

Capital expenditures	983	523	460	2,193	561	514	586	532
Capital Intensity	19.6%	20.9%	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Local
Network access services (NAS)
Residential (A)	2,774,667	2,774,667	2,856,757	2,940,314	2,940,314	3,027,343	3,111,883	3,205,002
Business	2,650,824	2,650,824	2,679,736	2,704,625	2,704,625	2,741,266	2,766,006	2,800,124
Total	5,425,491	5,425,491	5,536,493	5,644,939	5,644,939	5,768,609	5,877,889	6,005,126
Network access service net (losses)/activations
Residential (A)	(165,647)	(82,090)	(83,557)	(335,807)	(87,029)	(84,540)	(93,119)	(71,119)
Business	(53,801)	(28,912)	(24,889)	(120,910)	(36,641)	(24,740)	(34,118)	(25,411)
Total	(219,448)	(111,002)	(108,446)	(456,717)	(123,670)	(109,280)	(127,237)	(96,530)
Internet
High Speed Internet net activations (losses)	5,832	3,901	1,931	32,288	7,143	13,416	(664)	12,393
High Speed Internet subscribers EOP (B)	2,121,075	2,121,075	2,117,174	2,115,243	2,115,243	2,108,100	2,103,528	2,104,192
TV
Net subscriber activations	39,576	25,605	13,971	69,445	19,218	15,846	16,758	17,623
Fibe TV	98,018	50,555	47,463	163,127	48,234	42,973	38,477	33,443
Total subscribers EOP (B)	2,195,559	2,195,559	2,169,954	2,155,983	2,155,983	2,136,765	2,128,433	2,111,675
Fibe TV	346,316	346,316	295,761	248,298	248,298	200,064	158,324	119,847

(A)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(B)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.

BCE Supplementary Financial Information – Second Quarter 2013 Page 7

Bell Wireless (1) (2)

	Q2	Q2			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012	% change		2013	2012	% change
Bell Wireless
Revenue
Service	1,328	1,252	6.1%		2,631	2,468	6.6%
Product	99	99	0.0%		192	193	(0.5%)
Total external Bell Wireless revenues	1,427	1,351	5.6%		2,823	2,661	6.1%
Inter-segment	15	17	(11.8%)		28	33	(15.2%)
Total Bell Wireless operating revenues	1,442	1,368	5.4%		2,851	2,694	5.8%
Operating costs	(833)	(809)	(3.0%)		(1,657)	(1,611)	(2.9%)
EBITDA	609	559	8.9%		1,194	1,083	10.2%
EBITDA margin (Total revenues)	42.2%	40.9%	1.3	pts	41.9%	40.2%	1.7	pts
EBITDA margin (Service revenues)	45.9%	44.6%	1.3	pts	45.4%	43.9%	1.5	pts

Capital expenditures	134	172	22.1%		256	308	16.9%
Capital intensity	9.3%	12.6%	3.3	pts	9.0%	11.4%	2.4	pts
Wireless gross activations	421,647	428,265	(1.5%)		792,864	816,411	(2.9%)
Postpaid	336,052	327,335	2.7%		631,188	620,907	1.7%
Wireless net activations	43,566	47,208	(7.7%)		34,609	25,881	33.7%
Postpaid	96,390	102,067	(5.6%)		155,887	164,643	(5.3%)
Wireless subscribers EOP	7,715,641	7,453,363	3.5%		7,715,641	7,453,363	3.5%
Postpaid	6,580,932	6,139,809	7.2%		6,580,932	6,139,809	7.2%
Average revenue per unit (ARPU)($/month) (6)	56.85	55.37	2.7%		56.39	54.60	3.3%
Churn (%) (average per month) (7)	1.6%	1.7%	0.1	pts	1.7%	1.8%	0.1	pts
Prepaid	3.7%	3.7%	0.0	pts	3.8%	3.8%	0.0	pts
Postpaid	1.3%	1.3%	0.0	pts	1.3%	1.3%	0.0	pts
Usage per subscriber (min/month)	323	303	6.6%		311	294	5.8%
Cost of acquisition (COA) (8) ($/sub)	402	381	(5.5%)		403	389	(3.6%)

BCE Supplementary Financial Information – Second Quarter 2013 Page 8

Bell Wireless – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireless
Revenue
Service	2,631	1,328	1,303	5,086	1,311	1,307	1,252	1,216
Product	192	99	93	438	132	113	99	94
Total external Bell Wireless revenues	2,823	1,427	1,396	5,524	1,443	1,420	1,351	1,310
Inter-segment	28	15	13	62	15	14	17	16
Total Bell Wireless operating revenues	2,851	1,442	1,409	5,586	1,458	1,434	1,368	1,326
Operating costs	(1,657)	(833)	(824)	(3,471)	(979)	(881)	(809)	(802)
EBITDA	1,194	609	585	2,115	479	553	559	524
EBITDA margin (Total revenues)	41.9%	42.2%	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
EBITDA margin (Service revenues)	45.4%	45.9%	44.9%	41.6%	36.5%	42.3%	44.6%	43.1%

Capital expenditures	256	134	122	637	177	152	172	136
Capital intensity	9.0%	9.3%	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Wireless gross activations	792,864	421,647	371,217	1,802,837	495,730	490,696	428,265	388,146
Postpaid	631,188	336,052	295,136	1,388,187	394,706	372,574	327,335	293,572
Wireless net activations	34,609	43,566	(8,957)	260,650	105,005	129,764	47,208	(21,327)
Postpaid	155,887	96,390	59,497	456,979	143,834	148,502	102,067	62,576
Wireless subscribers EOP	7,715,641	7,715,641	7,672,075	7,681,032	7,681,032	7,576,027	7,453,363	7,406,155
Postpaid (A)	6,580,932	6,580,932	6,484,542	6,425,045	6,425,045	6,281,211	6,139,809	6,037,742
Average revenue per unit (ARPU)($/month)	56.39	56.85	55.92	55.82	56.72	57.30	55.37	53.84
Churn (%)(average per month)	1.7%	1.6%	1.7%	1.7%	1.7%	1.6%	1.7%	1.8%
Prepaid	3.8%	3.7%	3.8%	3.6%	3.5%	3.3%	3.7%	3.9%
Postpaid	1.3%	1.3%	1.3%	1.3%	1.3%	1.2%	1.3%	1.4%
Usage per subscriber (min/month)	311	323	298	302	311	307	303	285
Cost of acquisition (COA)($/sub)	403	402	404	416	480	397	381	399

(A)	At the beginning of Q3 2012, our wireless postpaid subscriber base was reduced by 7,100 customers to adjust for customer deactivations.

BCE Supplementary Financial Information – Second Quarter 2013 Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferreds

At June 30, 2013	BCE
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE
Debt due within one year	3,180	236	3,416
Long-term debt	11,793	2,581	14,374
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(2,208)	-	(2,208)
Net debt	14,463	2,817	17,280

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	June 30	March 31	Dec. 31
	2013	2013	2012

Debt due within one year	3,180	2,479	1,681
Long-term debt	11,793	11,810	11,304
Preferred shares - BCE (A)	1,698	1,698	1,698
Cash and cash equivalents	(2,208)	(1,145)	(111)
Net Debt	14,463	14,842	14,572

Net Debt / Adjusted EBITDA (B)	2.11	2.18	2.15
Adjusted EBITDA (B) / Net interest, excluding interest on post-employment benefit obligations and including 50% of preferred dividends	8.57	8.71	8.82

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD			Total
	2013	Q2 2013	Q1 2013	2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Proportionate Net Debt	202	202	206	214	214	198	211	188
Proportionate EBITDA	212	134	78	462	146	124	128	64

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2	Q2			YTD	YTD
	2013	2012	$ change	% change	2013	2012	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,567	1,594	(27)	(1.7%)	2,393	2,603	(210)	(8.1%)
Capital expenditures	(673)	(776)	103	13.3%	(1,267)	(1,456)	189	13.0%
Dividends paid on preferred shares	(32)	(34)	2	5.9%	(58)	(67)	9	13.4%
Dividends/distributions paid by subsidiaries to non-controlling interest	(6)	(25)	19	76.0%	(13)	(38)	25	65.8%
Voluntary defined benefit pension plan contribution	-	-	-	0.0%	-	-	-	0.0%
Bell Aliant distributions to BCE	47	47	-	0.0%	95	95	-	0.0%
FCF	903	806	97	12.0%	1,150	1,137	13	1.1%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2013	2013	2013	2012	2012	2012	2012	2012
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	2,393	1,567	826	4,621	645	1,373	1,594	1,009
Capital expenditures	(1,267)	(673)	(594)	(2,923)	(779)	(688)	(776)	(680)
Dividends paid on preferred shares	(58)	(32)	(26)	(133)	(39)	(27)	(34)	(33)
Dividends/distributions paid by subsidiaries to non-controlling interest	(13)	(6)	(7)	(78)	(20)	(20)	(25)	(13)
Voluntary defined benefit pension plan contribution	-	-	-	750	750	-	-	-
Bell Aliant distributions to BCE	95	47	48	191	48	48	47	48
FCF	1,150	903	247	2,428	605	686	806	331

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailing 12 months data.

BCE Supplementary Financial Information – Second Quarter 2013 Page 10

BCE (1)
Consolidated Statements of Financial Position (2)

	June 30	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2013	2012
ASSETS
Current assets
Cash	123	116	119
Cash equivalents	2,085	1,039	10
Trade and other receivables	2,752	2,794	2,910
Current tax receivable	17	15	36
Inventory	421	390	392
Prepaid expenses	485	468	301
Other current assets	148	138	145
Total current assets	6,031	4,960	3,913
Non-current assets
Property, plant and equipment	20,095	19,951	20,007
Intangible assets	8,135	8,197	8,183
Deferred tax assets	236	285	244
Investments in associates and joint ventures	808	812	800
Other non-current assets	697	784	637
Goodwill	7,186	7,189	7,185
Total non-current assets	37,157	37,218	37,056
Total assets	43,188	42,178	40,969
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,701	3,576	3,916
Interest payable	160	146	128
Dividends payable	472	472	453
Current tax liabilities	358	170	113
Debt due within one year	3,416	3,131	2,136
Total current liabilities	8,107	7,495	6,746
Non-current liabilities
Long-term debt	14,374	13,998	13,886
Deferred tax liabilities	958	793	761
Post-employment benefit obligation	2,680	3,356	3,422
Other non-current liabilities	1,241	1,380	1,429
Total non-current liabilities	19,253	19,527	19,498
Total liabilities	27,360	27,022	26,244

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395	3,395
Common shares	13,629	13,629	13,611
Contributed surplus	2,594	2,581	2,557
Accumulated other comprehensive income (loss)	16	(4)	(6)
Deficit	(4,959)	(5,534)	(5,682)
Equity attributable to BCE shareholders	14,675	14,067	13,875
Non-controlling interest	1,153	1,089	850
Total equity	15,828	15,156	14,725
Total liabilities and equity	43,188	42,178	40,969

Number of common shares outstanding	775.9	775.9	775.4

BCE Supplementary Financial Information – Second Quarter 2013 Page 11

BCE (1)
Consolidated Cash Flow Data (2)

	Q2	Q2			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2012	$ change		2013	2012	$ change
Net earnings	671	836	(165)		1,343	1,467	(124)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	28	20	8		61	39	22
Depreciation and amortization	842	844	(2)		1,680	1,671	9
Post-employment benefit plans cost	107	95	12		221	194	27
Net interest expense	225	206	19		445	413	32
Gains on investments	(1)	-	(1)		(3)	(8)	5
Income taxes	196	157	39		437	348	89
Contributions to post-employment benefit plans	(76)	(89)	13		(174)	(175)	1
Payments under other post-employment benefit plans	(18)	(18)	-		(36)	(36)	-
Severance and other costs paid	(45)	(49)	4		(94)	(147)	53
Acquisition costs paid	(8)	(32)	24		(18)	(57)	39
Interest paid	(206)	(197)	(9)		(402)	(377)	(25)
Income taxes paid (net of refunds)	(37)	(47)	10		(185)	(151)	(34)
Operating assets and liabilities	190	178	12		(367)	(75)	(292)
Cash flows from operating activities	1,868	1,904	(36)		2,908	3,106	(198)
Bell Aliant dividends/distributions paid to BCE	47	47	-		95	95	-
Capital expenditures	(830)	(952)	122		(1,552)	(1,769)	217
Cash dividends paid on preferred shares	(32)	(34)	2		(58)	(67)	9
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(74)	(91)	17		(147)	(170)	23
Acquisition costs paid	8	32	(24)		18	57	(39)
Bell Aliant Free Cash Flow	(84)	(100)	16		(114)	(115)	1
Free Cash Flow (3)	903	806	97		1,150	1,137	13
Bell Aliant free cash flow, excluding dividends/distributions paid	37	53	(16)		19	20	(1)
Business acquisitions	-	-	-		(5)	(2)	(3)
Acquisition costs paid	(8)	(32)	24		(18)	(57)	39
Business dispositions	1	-	1		1	-	1
Increase in investments	(1)	(1)	-		(1)	(2)	1
Decrease in investments	3	1	2		5	9	(4)
Other investing activities	14	4	10		14	5	9
(Decrease) Increase in notes payable and bank advances	(321)	(387)	66		17	(121)	138
Reduction in securitized trade receivables	-	(13)	13		(14)	(25)	11
Issue of long-term debt	1,408	1,011	397		2,415	1,022	1,393
Repayment of long-term debt	(513)	(633)	120		(802)	(718)	(84)
Cash dividends paid on common shares	(452)	(420)	(32)		(892)	(823)	(69)
Issue of common shares	-	8	(8)		13	26	(13)
Repurchase of common shares	-	-	-		-	(107)	107
Issue of preferred shares	-	-	-		-	280	(280)
Issue of equity securities by subsidiaries to non-controlling interest	-	1	(1)		230	2	228
Other financing activities	(18)	(6)	(12)		(53)	(30)	(23)
	150	(414)	564		929	(521)	1,450
Net increase in cash and cash equivalents	1,053	392	661		2,079	616	1,463
Cash and cash equivalents at beginning of period	1,155	401	754		129	177	(48)
Cash and cash equivalents at end of period	2,208	793	1,415		2,208	793	1,415

Other information
Cash flow per share (9)	$1.34	$1.23	$0.11		$1.75	$1.73	$0.02
Annualized cash flow yield (10)	7.3%	8.3%	(1.0	) pt	7.3%	6.0%	1.3	pts

BCE Supplementary Financial Information – Second Quarter 2013 Page 12

BCE
Consolidated Cash Flow Data – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Net earnings	1,343	671	672	2,876	765	644	836	631
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	61	28	33	133	69	25	20	19
Depreciation and amortization	1,680	842	838	3,392	868	853	844	827
Post-employment benefit plans cost	221	107	114	356	92	70	95	99
Net interest expense	445	225	220	858	222	223	206	207
(Gains) losses on investments	(3)	(1)	(2)	(256)	(249)	1	-	(8)
Income taxes	437	196	241	760	181	231	157	191
Contributions to post-employment benefit plans	(174)	(76)	(98)	(1,192)	(936)	(81)	(89)	(86)
Payments under other post-employment benefit plans	(36)	(18)	(18)	(73)	(19)	(18)	(18)	(18)
Severance and other costs paid	(94)	(45)	(49)	(231)	(41)	(43)	(49)	(98)
Acquisition costs paid	(18)	(8)	(10)	(101)	(5)	(39)	(32)	(25)
Interest paid	(402)	(206)	(196)	(835)	(236)	(222)	(197)	(180)
Income taxes paid (net of refunds)	(185)	(37)	(148)	(280)	(91)	(38)	(47)	(104)
Operating assets and liabilities	(367)	190	(557)	153	243	(15)	178	(253)
Cash flows from operating activities	2,908	1,868	1,040	5,560	863	1,591	1,904	1,202
Bell Aliant dividends/distributions paid to BCE	95	47	48	191	48	48	47	48
Capital expenditures	(1,552)	(830)	(722)	(3,515)	(914)	(832)	(952)	(817)
Cash dividends paid on preferred shares	(58)	(32)	(26)	(133)	(39)	(27)	(34)	(33)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(147)	(74)	(73)	(340)	(85)	(85)	(91)	(79)
Acquisition costs paid	18	8	10	101	5	39	32	25
Voluntary defined benefit pension plan contribution	-	-	-	750	750	-	-	-
Bell Aliant Free Cash Flow	(114)	(84)	(30)	(186)	(23)	(48)	(100)	(15)
Free Cash Flow	1,150	903	247	2,428	605	686	806	331
Bell Aliant free cash flow, excluding dividends/distributions paid	19	37	(18)	(5)	(25)	-	53	(33)
Business acquisitions	(5)	-	(5)	(13)	(8)	(3)	-	(2)
Acquisition costs paid	(18)	(8)	(10)	(101)	(5)	(39)	(32)	(25)
Voluntary defined benefit pension plan contribution	-	-	-	(750)	(750)	-	-	-
Business dispositions	1	1	-	-	-	-	-	-
Increase in investments	(1)	(1)	-	(593)	(192)	(399)	(1)	(1)
Decrease in investments	5	3	2	10	1	-	1	8
Other investing activities	14	14	-	10	4	1	4	1
Increase (decrease) in notes payable and bank advances	17	(321)	338	377	483	15	(387)	266
(Reduction) increase in securitized trade receivables	(14)	-	(14)	(15)	-	10	(13)	(12)
Issue of long-term debt	2,415	1,408	1,007	1,055	22	11	1,011	11
Repayment of long-term debt	(802)	(513)	(289)	(946)	(112)	(116)	(633)	(85)
Cash dividends paid on common shares	(892)	(452)	(440)	(1,683)	(440)	(420)	(420)	(403)
Issue of common shares	13	-	13	39	9	4	8	18
Repurchase of common shares	-	-	-	(107)	-	-	-	(107)
Issue of preferred shares	-	-	-	280	-	-	-	280
Issue of equity securities by subsidiaries to non-controlling interest	230	-	230	11	-	9	1	1
Other financing activities	(53)	(18)	(35)	(45)	(14)	(1)	(6)	(24)
	929	150	779	(2,476)	(1,027)	(928)	(414)	(107)
Net increase (decrease) in cash and cash equivalents	2,079	1,053	1,026	(48)	(422)	(242)	392	224
Cash and cash equivalents at beginning of period	129	1,155	129	177	551	793	401	177
Cash and cash equivalents at end of period	2,208	2,208	1,155	129	129	551	793	401

Other information
Cash flow per share	$1.75	$1.34	$0.41	$2.64	$(0.07)	$0.98	$1.23	$0.50
Annualized cash flow yield	7.3%	7.3%	6.4%	7.3%	7.3%	7.1%	8.3%	7.6%

BCE Supplementary Financial Information – Second Quarter 2013 Page 13

Accompanying Notes

(1)	Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries, joint ventures and associates.

(2)	On January 1, 2013, we adopted the required amendments for IAS 19 – Employee Benefits and IFRS 11 – Joint Arrangements. As a result, we have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation. For further details see note 2 of the Q2 2013 financial statements.

(3)	Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Supplementary Financial Information – Second Quarter 2013 Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)	Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware discounts, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information – Second Quarter 2013 Page 15